Exhibit 11.1

CPI Corp.
Computation of Per Common Share Earnings (Loss) - Diluted
(Unaudited)

thousands, except share and per share data	12 Weeks Ended

	April 30, 2005	May 1, 2004

Diluted:
Net loss applicable to common shares:
From continuing operations	$(2,058)	$(7,649)
From discontinued operations	—	(1,149)

Net loss	$(2,058)	$(8,798)

Shares:
Weighted average number of common shares
outstanding	18,449,151	18,366,028
Shares issuable under employee stock plans -
weighted average	— *	— **
Diluted effect of exercise of certain stock options	— *	— **
Less: Treasury stock - weighted average	(10,639,543)	(10,265,456)

Weighted average number of common and common
equivalent shares outstanding	7,809,608	8,100,572

Net loss per common and common equivalent shares:

From continuing operations	$(0.26)	$(0.95)
From discontinued operations	—	(0.14)

Net loss	$(0.26)	$(1.09)

*	The effect of stock options in the amount of 9,178 shares and 17,003 shares issuable under employee stock plans were not considered as the effect is antidilutive.

**	The effect of stock options in the amount of 61,227 shares and 17,449 shares issuable under employee stock plans were not considered as the effect is antidilutive.